UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Ellington Financial LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

288522303

(CUSIP Number)

Daniel Margolis, Esq.

Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

+1 203 698 1200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 288522303	13D	Page 2

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,974,342 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,974,342 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,342 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 288522303	13D	Page 3

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments LLC (13-3813408)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,974,342 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,974,342 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,342 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 288522303	13D	Page 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,701,863 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,701,863 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,863 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 288522303	13D	Page 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Capital Management LLC (06-1426360)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,250,000 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,250,000 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 288522303	13D	Page 6

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Mortgage Partners, L.P. (06-1426358)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 380,000 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 380,000 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 288522303	13D	Page 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Ellington Credit Partners, L.P. (90-0116523)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 288522303	13D	Page 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Ellington Partners, L.P. (06-1507999)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 120,000 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 120,000 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 288522303	13D	Page 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,479 Common Shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,479 Common Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,479 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 288522303	13D	Page 10

Item 1.	Security and Issuer:

The class of equity securities to which this Schedule 13D relates is the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). The Issuer is a specialty finance company that is externally managed and advised by Ellington Financial Management LLC (“EFM”), an affiliate of Ellington Management Group, L.L.C. The principal executive office of the Issuer is located at 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2.	Identity and Background.

(a) This statement is filed by Michael W. Vranos (“Mr. Vranos”), VC INVESTMENTS LLC (“VC”), EMG HOLDINGS, L.P (“EMGH”), Ellington Capital Management LLC (“ECM”), Ellington Mortgage Partners, L.P. (“EMP”), New Ellington Credit Partners, L.P. (“NECP”), New Ellington Partners, L.P. (“NEP”) and EFM (each, a “Reporting Person,” and collectively, “Reporting Persons”).

(b) The address of the Reporting Persons is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

(c), (f) Mr. Vranos, a natural person, is a citizen of the United States and the managing member of, and holds a controlling interest in, VC. Mr. Vranos also serves as a director and co-chief investment officer of the Issuer and the chief executive officer and president of EFM.

VC is a limited liability company established under the laws of the State of Delaware for investment purposes. VC is the general partner of EMGH and owns 1% of the Class A membership interests of EFM, and is also the managing member of EFM and ECM.

EMGH is a limited partnership established under the laws of the State of Delaware for investment purposes and owns 99% of the Class A membership interests of EFM.

ECM is a limited liability company established under the laws of the State of Delaware for investment purposes and serves as the general partner of each of EMP, NECP and NEP, which beneficially own in aggregate 1,250,000 Common Shares.

EMP is a limited partnership established under the laws of the State of Delaware for investment purposes.

NECP is a limited partnership established under the laws of the State of Delaware for investment purposes.

NEP is a limited partnership established under the laws of the State of Delaware for investment purposes.

EFM is a limited liability company established under the laws of the State of Delaware. EFM serves as the Issuer’s external manager and adviser pursuant to a management agreement.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Immediately prior to the date on which the Issuer became a reporting company pursuant to Section

CUSIP No. 288522303	13D	Page 11

12(b) of the Securities Exchange Act of 1934, as amended, Mr. Vranos, VC, EMGH and ECM beneficially owned 2,962,920, 2,962,920, 1,669,004 and 1,250,000 Common Shares, respectively. On November 15, 2010, pursuant to that certain Amended and Restated Management Agreement, by and between the Issuer and EFM, effective as of July 1, 2009, as amended and restated again effective on October 1, 2010 (the “Management Agreement”), the Issuer issued 11,422 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the third quarter of 2010, resulting in EFM beneficially owning an aggregate of 55,338 Common Shares as of November 15, 2010. On December 1, 2010, EFM distributed 32,530 Common Shares to EMGH and 329 Common Shares to VC. On the same date, VC subsequently contributed 329 Common Shares to EMGH pursuant to a Contribution and Assignment Agreement in exchange for a corresponding increase in VC’s capital account with EMGH.

Item 4.	Purpose of Transaction.

As described in Item 3 above, 11,422 Common Shares were issued in accordance with the terms of the Management Agreement as payment for 10% of the incentive fee earned by EFM during the third quarter of 2010. Subsequent to that Common Share issuance, 32,859 Common Shares were distributed by EFM to its members, EMGH and VC, with VC subsequently contributing 329 Common Shares to EMGH. The Common Shares acquired by EFM, EMGH and VC in these transactions were acquired for investment purposes. As previously noted, EFM is the external manager and advisor of the Issuer, and as such, carries out the day-to-day operational and business activities of the Issuer. The Reporting Persons have no plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as follows: it can be expected that the Issuer may access the capital markets from time to time pursuant to underwritten public offerings. In addition, the Issuer expects to issue additional Common Shares to EFM in the future as payment for a portion of EFM’s incentive fee under the Management Agreement. Finally, the Issuer, in the ordinary course of its business, will be purchasing various mortgage-related and other financial assets, and it can be expected that these assets will be sold from time to time. Finally, the Reporting Persons reserve the right to change their intentions and plans at any time they deem appropriate.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 2,974,342 shares, which represents beneficial ownership of 17.6% of the total number of Common Shares outstanding as of December 31, 2011. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares	Managing Member or General Partner
Mr. Vranos (1)	0	2,974,342	0	2,974,342	2,974,342	17.6%	N/A
VC (1)	0	2,974,342	0	2,974,342	2,974,342	17.6%	Mr. Vranos
EMGH (2)	0	1,701,863	0	1,701,863	1,701,863	10.1%	VC
ECM (3)	0	1,250,000	0	1,250,000	1,250,000	7.6%	VC
EMP	0	380,000	0	380,000	380,000	2.3%	ECM
NECP	0	750,000	0	750,000	750,000	4.5%	ECM
NEP	0	120,000	0	120,000	120,000	0.7%	ECM
EFM	0	22,479	0	22,479	22,479	0.1%	VC

CUSIP No. 288522303	13D	Page 12

(1)	Beneficial ownership includes 1,701,863 Common Shares beneficially owned by EMGH (including 375,000 LTIP Units — see footnote 2 below), 1,250,000 Common Shares beneficially owned by ECM and 22,479 Common Shares held directly by EFM.
(2)	Beneficial ownership includes 1,326,863 Common Shares and 375,000 LTIP Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions.
(3)	Beneficial ownership includes 380,000 Common Shares held directly by EMP, 750,000 Common Shares directly held by NECP and 120,000 Common Shares held directly by NEP. ECM serves as the general partner of each of these entities.

(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions dated November 15, 2010 and December 1, 2010 contained in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Management Agreement:

The Issuer is externally managed and advised by EFM, an affiliate of the Reporting Persons and Ellington Management Group L.L.C. (“EMG”). The Issuer entered into a management agreement with EFM upon the Issuer’s inception in August 2007. The Management Agreement, which was amended and restated effective July 1, 2009, and amended and restated again effective October 1, 2010, has a current term that expires on December 31, 2011, and will be automatically renewed for successive one-year terms thereafter unless notice of non-renewal is delivered by either party to the other party at least 180 days prior to the expiration of the then current term. Pursuant to the Management Agreement, EFM implements the Issuer’s strategy and manages its assets and day-to-day business and operations and performs certain services for the Issuer, subject to oversight by the Issuer’s board of directors. EFM is responsible for, among other duties, determining criteria, in conjunction with the Issuer’s board of directors, for sourcing, analyzing and executing asset purchases, asset sales and financings and performing asset management duties. In addition, pursuant to a services agreement between EFM and EMG, the Issuer relies on the resources of EMG to support its operations. Each of the Issuer’s officers is also an employee or officer of EFM or one of its affiliates. In addition, EFM has an investment and risk management committee that advises and consults with the Issuer’s senior management team with respect to, among other things, the Issuer’s investment policies, portfolio holdings, financing and hedging strategies and investment guidelines. Mr. Vranos is currently a member of such investment and risk management committee.

The Management Agreement provides for payment of a base management and incentive fee to EFM, and provides further that a minimum of 10% of each incentive fee payable to EFM is to be paid in Common Shares, with the balance paid in cash. EFM may, in its sole discretion, elect to receive a greater percentage of any incentive fee in the form of Common Shares. The Management Agreement further provides that EFM may not elect to receive Common Shares as payment of its incentive fee, other than in accordance with all applicable securities exchange rules and securities laws (including prohibitions on

CUSIP No. 288522303	13D	Page 13

insider trading). The number of Common Shares to be received by EFM pursuant to the Management Agreement is based on the fair market value of those Common Shares. Common Shares delivered as payment of the incentive fee are immediately vested, provided that EFM has agreed not to sell the Common Shares prior to one year after the date they are issued to EFM. The Common Shares issued pursuant to the Management Agreement are subject to the registration rights described below. EFM’s transfer restriction will lapse if the Management Agreement is terminated.

Lock-Up Agreement:

Mr. Vranos, VC, EMGH, EMP, NECP, NEP, EFM and certain other Ellington-affiliated entities entered into lock-up agreements covering a period of 180 days after the date of the Issuer’s prospectus dated October 7, 2010 with respect to the Common Shares and LTIP Units held by them at that date and any additional Common Shares and LTIP Units acquired by them during the lock-up period. The lock-up period is scheduled to expire on April 5, 2011.

Registration Rights Agreement:

The Issuer’s and EFM’s executive officers, directors, partners, members and other affiliates (as such term is defined in the Exchange Act), including but not limited to Ellington-managed funds, and any of their permitted transferees and including (i) any executive officer, director, trustee, or general partner of such affiliate and (ii) any legal entity for which such affiliate acts as an executive officer, director, trustee or general partner, or the “Covered Persons”, are entitled to the benefits of a registration rights agreement with respect to Common Shares they purchased in the Issuer’s August 2007 private offering and, in the case of EFM, any Common Shares issued to EFM as part of its incentive fee. Pursuant to such registration rights agreement, the Issuer is required to file within 60 days after the closing of the Issuer’s initial public offering a resale shelf registration statement providing for the registered resale of these shares. In addition, to the extent any of these shares are no longer eligible for the treatment in the preceding sentence, the registration rights agreement provides the Covered Persons with (i) customary piggy-back registration rights with respect to any registration statement we file with the SEC (subject to underwriter cut-back rights with respect to underwritten offerings) and (ii) upon the request of Covered Persons holding a certain percentage of Common Shares covered under the registration rights agreement, the right to require the Issuer to file up to three registration statements on Form S-3 once it becomes eligible to use such form or, if it has been subject to regulation under the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for at least 12 months and are not then eligible to use Form S-3, a single registration on such other form that it is eligible to use.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1:	Amended and Restated Management Agreement, by and between Ellington Financial LLC and Ellington Financial Management LLC, effective as of July 1, 2009.

Exhibit 7.2:	Form of Registration Rights Agreement, by and between Ellington Financial LLC, Ellington Financial Management LLC and Friedman, Billing, Ramsey & Co., Inc., dated as of August 17, 2007.

Exhibit 24.1:	Power of Attorney

Exhibit 99.1:	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2011

MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By:	/s/ Michael W. Vranos
	Name:	Michael W. Vranos
	Title:	Managing Member

EMG HOLDINGS, L.P.

By:	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Designated Person

ELLINGTON CAPITAL MANAGEMENT, L.L.C.

By:	Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Vice Chairman

ELLINGTON MORTGAGE PARTNERS, L.P.

By:	Ellington Management Group, L.L.C.,
as its Investment Manager

By:	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Vice Chairman

NEW ELLINGTON CREDIT PARTNERS, L.P.

By:	Ellington Management Group, L.L.C.,
as its Investment Manager

By:	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Vice Chairman

NEW ELLINGTON PARTNERS, L.P.

By:	Ellington Management Group, L.L.C.,
as its Investment Manager

By:	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Vice Chairman

ELLINGTON FINANCIAL MANAGEMENT LLC

By:	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Executive Vice President